ING Life Insurance and Annuity Company
and its Variable Annuity Account C

Opportunity Plus Multiple Option Group Variable Annuity Contracts

Supplement dated July 21, 2010 to the Contract Prospectus and Contract Prospectus Summary, each dated April 30, 2010, as amended.

The following information updates and amends certain information contained in your variable annuity Contract Prospectus and Contract Prospectus Summary. Please read it carefully and keep it with your current Contract Prospectus and Contract Prospectus Summary for future reference.

The following revises information provided in the supplement dated April 30, 2010. Item #3 in the supplement is deleted in its entirety and replaced with the following:

3. Effective July 19, 2010, the following information is added to Appendix III–Fund Descriptions:

Fund Name and Investment Adviser/Subadviser	Investment Objective(s)
Wells Fargo Funds Trust – Wells Fargo Advantage Special Small Cap Value Fund **Investment Adviser:** Wells Fargo Funds Management, LLC **Subadviser:** Wells Capital Management Incorporated	Seeks to produce growth of capital.